NSAR Questions 77E

In 2005, the Leuthold Core Investment Fund implemented fair valuation procedures with respect to certain investments subject to bankruptcy proceedings of Refco Capital Markets.  These bankruptcy proceedings are going on at this time.

The fair valuation procedures, which have changed as the nature of the bankruptcy has evolved, have considered the status of the bankruptcy legal proceedings, market price and trading activity of certain publicly traded debt of Refco, Inc., current values for the silver and palladium positions, illiquidity of the impacted investments, a settlement of a matter related to Refco Capital with another party, and expected recoveries from the bankruptcy estate.  There continues to be some degree of uncertainty regarding the timing and amount of settlement payouts as a result of the court proceedings.  Legal proceedings continue regarding the Refco bankruptcy, and the ultimate outcome of these legal proceedings will have a direct impact on the amounts recovered by the Fund.  As of September 30, 2007, the investments subject to bankruptcy proceedings were valued at $8,385,021 and are shown in the accompanying schedule of investments.